IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES UPDATED STRATEGIC FOCUS & ASSET PORTFOLIO OPTIMIZATION, PRELIMINARY 2021 OPERATIONAL RESULTS & 2022 GUIDANCE, CÔTÉ Q4 ACTIVITIES AND ROSEBEL UPDATE

Strategic Focus

- Prioritizing highest return portfolio assets with the strongest net free cash flow and value creation; commencing a strategic review process to evaluate options for Rosebel

2021 Operational Results

- 2021 attributable gold production of 601,000 ounces near the top of the updated production guidance
- Cash costs[1] expected to be within updated guidance range of $1,115 to $1,150 per ounce sold
- All-in sustaining costs ("AISC")[1] expected to be within updated guidance range of $1,395 to $1,435 per ounce sold[2]

2022 Outlook

- Attributable gold production guidance of 570,000 to 640,000 ounces
- Cash costs guidance of $1,100 to $1,150 per ounce sold[3] and AISC guidance of $1,650 to $1,690 per ounce sold

Côté Gold Project

- Project completion at 43.4% and remains on track for H2 2023 commercial production

Rosebel Life of Mine Plan

- Potential for extended mine life; expected to ramp up to over 300,000 ounces per year

Toronto, Ontario, January 12, 2022 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced preliminary full year and fourth quarter 2021 operational results, 2022 operational outlook, a progress update for the Côté Gold Project ("Côté Gold"), updated Mineral Reserves and Mineral Resources estimates and a new life-of-mine plan (the "Rosebel 2022 LOMP") for the Rosebel Gold Mine, including the satellite Saramacca Mine (together, "Rosebel").

As part of a focused strategy to prioritize the highest return assets within the portfolio to achieve the strongest net free cash flow and value creation for shareholders, while concentrating on core operating jurisdictions, the Company has been progressing a review of its portfolio of assets. The key objective of this review is to deliver an appropriate allocation of capital and resources between the Company's existing mines and its Côté Gold project to generate the best return on invested capital while advancing Côté Gold to production.

"IAMGOLD finished with a strong quarter bringing production for the year to the upper end of revised guidance as we strive to deliver on our commitments," stated Gordon Stothart, President and Chief Executive Officer of IAMGOLD. "Looking ahead, we are fully focused on bringing Côté Gold into production and we remain on track to commence commercial production in the second half of 2023. Operationally, we expect continued strong performance at Essakane, following a record year of production in 2021, supporting the turnaround at Rosebel and continued ramp up of Westwood. At the same time, we will continue our review to ensure we focus on value generating assets, maximizing net free cash flow, and prudent management of IAMGOLD's capital – towards our goal of becoming a leading high-margin gold producer."

OPERATIONS

Fourth Quarter and Full Year 2021 Operational Results

In 2021, IAMGOLD achieved attributable gold production of 601,000 ounces, in line with updated guidance of 565,000 to 605,000 ounces, and including 153,000 ounces produced in the fourth quarter. Annual revenues[4] were approximately $1.2 billion based on attributable gold sales of 590,000 ounces. Fourth quarter revenues were approximately $295 million based on attributable gold sales of 152,000 ounces.

Quarter ended December 31, 2021		Essakane	Rosebel	Westwood	Consolidated	
					Q4 2021	Q3 2021
Gold produced, *attributable**	koz	98	42	13	153	153
Material mined	kt	15,016	13,788	290		
Waste mined	kt	10,903	11,594	-		
Ore mined	kt	4,113	2,194	290		
Mill feed	kt	3,292	2,449	254		
Mill feed grade	g/t	1.13	0.78	1.83		
Gold recovery	%	91	86	90		
Full year 2021		**Essakane**	**Rosebel**	**Westwood**	**Consolidated**	
					2021	**2020**
Gold produced, *attributable**	koz	412	154	35	601	653
2021 guidance	koz	*390 – 400*	*140 – 160*	*35 – 45*	*565 – 605*	
Material mined	kt	60,420	43,138	1,025		
Waste mined	kt	44,405	37,163	-		
Ore mined	kt	16,015	5,975	1,025		
Mill feed	kt	12,948	9,887	965		
Mill feed grade	g/t	1.31	0.70	1.24		
Gold recovery	%	84	85	92		
Cash costs[1]	$/oz				$1,115 – $1,150	$988
AISC[1]	$/oz				$1,395 – $1,435	$1,232

Notes: The numbers contained in this document are subject to finalization.
∗ Attributable ounces account for IAMGOLD ownership interests: Essakane – 90%; Rosebel (excluding Saramacca) – 95%, Saramacca – 66.5%; Westwood – 100%

Annual attributable gold production for Essakane was 412,000 ounces (457,000 ounces on a 100% basis), exceeding the upper end of the updated guidance range of 390,000 to 400,000 ounces, as the mine continued to benefit from the mill debottlenecking project completed earlier in the year. In the fourth quarter, attributable production was 98,000 ounces based on a record mill feed of 3.3 million tonnes at a head grade of 1.13 grams per tonne gold ("g/t Au") and improved gold recoveries of 91% as mining activities moved into lower graphitic ore zones.

Annual attributable gold production for Rosebel was 154,000 ounces (188,000 ounces on a 100% basis), at the upper end of the updated guidance range of 140,000 to 160,000 ounces. In the fourth quarter, attributable production was 42,000 ounces based on total mill feed of 2.4 million tonnes at an average head grade of 0.78 g/t Au and average recovery of 86%. Mining activities saw the Rosebel pits contribute 1.16 million ore tonnes with a strip ratio of 8.1 (waste to ore), and Saramacca contribute 1.03 million ore tonnes with a strip ratio of 2.1 (waste to ore). Efficiency improvements of the carbon adsorption/desorption circuit were completed at the end of the fourth quarter, with further improvements in the drawdown from gold-in-circuit expected in the first quarter of 2022.

Annual gold production for Westwood was 35,000 ounces, at the lower end of updated guidance of 35,000 to 45,000 ounces, following the restart of underground operations in June 2021. In the fourth quarter, the operations produced 13,000 ounces, as ore production from Westwood underground ramped up and resulted in a higher average head grade of 1.83 g/t Au. Mill feed totaled 254,000 tonnes and gold recoveries were 90%. Although underground mine productivity is improving, the pace of the ramp up remains cautious in keeping with the safety-first culture of IAMGOLD, as the Company continues to prioritize the implementation of enhanced ground support and additional safety measures, coupled with continued pressures associated with general labour shortages in the region.

The Company's consolidated cash costs and consolidated AISC for its three operating mines are expected to be between the 2021 updated guidance ranges of $1,115 and $1,150 per ounce sold and $1,395 and $1,435 per ounce sold, respectively, excluding the impact of potential net realizable value adjustments on long term stockpiles. Long term stockpiles include historic costs which relate to ore mined in prior periods not expected to be processed in 2022. Capital expenditures for 2021 are expected to come in line with expectations, with Côté Gold preliminary spending in the fourth quarter estimated at $147 million, comparing well with guidance estimates of $150 million.

IAMGOLD ended 2021 with approximately $545 million in cash and cash equivalents, $42 million in restricted cash, $8 million in short term investments and $498 million in its undrawn credit facility.

COVID-19 Response

The global COVID-19 pandemic continues to evolve. Despite widespread mass immunization programs intended to limit the effect of the virus in many countries, including Canada and Suriname, the emergence of new variants, such as the new Omicron variant, has been causing rates of infection to rapidly increase again globally. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic on its personnel, operations, construction and development projects and exploration activities. The previously implemented protocols remain in place at our sites and are reviewed on an ongoing basis to adapt to the evolving situation.

2022 Guidance

IAMGOLD's operational guidance for 2022 is as follows:

- Attributable gold production of 570,000 to 640,000 ounces;
- Cash costs[1] between $1,100 and $1,150 per ounce sold;
- AISC[1] between $1,650 and $1,690 per ounce sold. Sustaining capital expenditures have increased due to a higher proportion of stripping costs categorized as sustaining capital due to the particular areas that are mined and the stage of the mine's life to align with World Gold Council guidelines;
- Sustaining capital expenditures[1] of $310 million (± 5%) of which the majority is related to capital waste stripping and underground development;
- Côté Gold expenditures of between approximately $590 to $620 million;
- Other expansion capital expenditures[1] (ex-Côté Gold) of approximately $70 million (± 5%) including approximately $20 million at Boto Gold project; and
- Exploration expenditures of approximately $35 million, including near-mine and greenfield programs.

Operating Guidance		Consolidated	Essakane	Rosebel	Westwood	Côté	Boto
Gold production, *attributable**	koz	570 – 640	360 – 385	155 – 180	55 – 75		
Cash costs[1]	$/oz	1,100 – 1,150					
AISC[1,2]	$/oz	1,650 – 1,690					
Sustaining capital[1] expenditures (± 5%) incl. capitalized stripping*	$M	310	165	105	40		
Expansion capital[1] expenditures (± 5%)*	$M	660 – 690	5	35	10	590 – 620	20

Notes: Figures may not add due to rounding. The 2022 guidance is based on the following full year assumptions: USD:CAD exchange rate of 1.25 (Côté 2022 capital expenditures assumes USD:CAD of 1.30), EUR:USD exchange rate of 1.20 and average crude oil price of $70 per barrel.

* Attributable ounces and capital expenditures account for IAMGOLD ownership interests: Essakane – 90%; Rosebel (ex-Saramacca) – 95%, Saramacca – 66.5%; Westwood – 100%; The Company owns 64.75% of Côté Gold and is contributing 70% of the Côté Gold joint venture capital expenditures.

In 2022, Essakane attributable gold production is forecast to be in the range of 360,000 to 385,000 ounces, with production expected to be relatively steady over the year as planned grades normalize closer to reserve grades, offset slightly by higher recoveries due to expected lower graphitic content. Cash costs are expected to increase slightly due to increased cost pressures and additional security measures. The increase in AISC reflects the increase in operating costs, as well as higher sustaining capital and capitalized waste stripping. Sustaining capital expenditures of $165 million include capitalized waste stripping, while expansion capital expenditures are expected to reduce accordingly to approximately $5 million. Looking beyond 2022, Essakane is expected to continue to produce in the range of 325,000 ounces and 375,000 ounces in each of 2023 and 2024.

In 2022, Rosebel attributable gold production is forecast to be in the range of 155,000 to 180,000 ounces, with production expected to be stronger in the second half after the seasonal rains subside and as a result of expected increased recoveries from continuing refurbishment initiatives at the mill complex. Sustaining capital expenditures of $105 million include capitalized waste stripping, tailings facility expansion and maintenance. Expansion capital of $35 million includes the completion of non-critical path items related to Saramacca and investments in the processing facility. Looking beyond 2022, Rosebel is expected to produce 180,000 to 200,000 of attributable gold ounces in 2023 and 2024. The Company has completed an updated Mineral Resource and Mineral Reserve estimate and life-of-mine plan for Rosebel, details of which are outlined below in the section titled "*Rosebel Update*".

In 2022, gold production at the Westwood complex is forecast to be in the range of 55,000 to 75,000 ounces, assuming the safe re-start of two additional underground zones (Central and West). Production levels are expected to increase each quarter benefitting from the continued ramp-up of underground mining activities and increasing grade from the adjacent Grand Duc open pit. Looking beyond 2022, the Company is continuing to evaluate potential strategic alternatives for Westwood, while ramping up mining activities and development, balanced with the need for the ground support activities implemented in 2021. The additional development and resumption of mining in the Central and West zones are expected to allow for the Westwood complex to ramp up to the 90,000 to 100,000 ounce per year production level with corresponding improvements in cost profile.

Fourth Quarter and Full Year 2021 Financial Results

IAMGOLD will release its fourth quarter and full year 2021 financial results after market hours on Wednesday, February 23, 2022. A conference call will be held on Thursday, February 24, 2022, at 8:30 a.m. (Eastern Time) for a discussion with management regarding IAMGOLD's 2021 fourth quarter and full-year operating performance and financial results.

CÔTÉ GOLD - FOURTH QUARTER PROJECT UPDATE

Project Activities

In December 2021, the Company announced the appointment of Jerzy Orzechowski as Executive Project Director for Côté Gold. Mr. Orzechowski is a senior executive specializing in project development, management, engineering, construction and strategic planning with 40 years of experience working in various project execution strategies (EPC, EPCM, joint ventures, turn-key) and in all phases of large capital projects implementation and execution. His wealth of experience with large projects will be invaluable in bringing Côté Gold through construction completion to production. The management of the project now reports to Mr. Orzechowski and he reports directly to the CEO and is involved in the oversight by the Côté Project Review Committee of the Board.

As of December 31, 2021, detailed engineering reached approximately 92.2% with plant civil and concrete deliverables principally completed and mechanical, piping, electrical and instrumentation continuing into the first quarter of 2022. Overall the Project was approximately 43.4% complete. The following provides an update on project activities for the fourth quarter of 2021:

Project Activity	Q4 2021 Update
Health and safety	The Project surpassed 3.4 million hours with no lost time injuries. Our COVID-19 monitoring programs, including antigen, PCR and sewage testing, remain robust and we continue to assess site protocols in view of the emergence of the Omicron variant. The return of the workforce from the holiday period is being structured to adjust ramp up and permit close monitoring of the Omicron variant threats. Improvements in vaccination rates on site continued.
Earthworks activities	Earthwork activities continued with the main focus on ensuring major infrastructure for 2022 freshet are in place. Water realignment channel work continued. Clam Lake Dam #1 and #2 are now complete. Work on New Lake South Dam final lifts was completed prior to the end of the year and New Lake North Dam is progressing well. Tailings management facility starter dam foundation excavation commenced as planned in early December.
Mining activities	Overburden pre-stripping in the pit is advancing and during the period access to fresh rock was achieved to the east. The first ore blast was taken in October 2021 in the southern area of the pit and mining activities broke through elevation 382 throughout several areas of the pit – a significant milestone achieved for the project.
Processing plant	Processing facility structural steel erection, which commenced in mid-October, has completed all major lifts with only a minor part of in-fill steel remaining to be erected for the high-bay grinding section of the building. Wall panel cladding installation has started with approximately 32% completed at quarter end. The Company remains on track for process building enclosure by the end of the first quarter of 2022. Other civil works associated with the processing facility including the HPGR/secondary crusher building and primary crushing building were completed during the quarter. The primary crusher feeder frames, chutes and associated supports are now on site. Fabrication of conveyors is progressing well with delivery as sections are completed. Major components of the ball mill such as motor, chillers and shells are progressing well and elements have started shipping.
Other activities and supply chain	Permanent camp commissioning is complete providing, along with the construction camp, a total of 1388 rooms. The project averaged approximately 800 workers at site prior to the ramp down for the holidays. The permanent potable water treatment plant has been commissioned and the camp is planning to switch to grid power early in the new year. Work on the 42 kilometer 115KV power line has started with tree clearing.
	Equipment delivery is ongoing and inventory on site continues to increase. We continue to closely monitor global logistics risks and, at this time, are not expecting material impacts on the project schedule, although challenges in the global supply chain persist which may be amplified by impacts from the current Omicron wave.

Project Activity	Q4 2021 Update
Permitting and sustainability	The Company secured a number of key operations phase permits during the quarter, including the provincial Environmental Compliance Authorization for operations, the key remaining permit, the permit to take water and permits required to support the construction of the transmission line. Community consultations and ongoing implementation of the impact benefit agreements signed with indigenous partners continue. Remaining, non-critical path, minor permits are expected to be received during the remainder of the project.
Operational readiness	Operational readiness continued to advance mainly focused on organizational design, and hiring, and initiation of training programs which are expected to ramp up in the first quarter of 2022. Other key activities included the ongoing work related to the identification of spare parts requirements for critical equipment and procurement strategies for key consumables.

Project Expenditures

At the end of the fourth quarter 2021, 87% of procurement and 79% of contracts packages have been awarded. The Company incurred $119 million and expended $147 million in project costs (at an average recorded USDCAD exchange rate, excluding the impact of hedges, of 1.27) in the fourth quarter of 2021 and expended $412 million (at an average recorded USDCAD exchange rate of 1.26) since July 1, 2020, including capital expenditures summarized in the table below and non-capital project costs.

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2021	Since July 1, 2020
Expended costs* ($ millions)	$147	$72	$90	$50	$359	$412

* Project costs prior to July 1, 2020 are not included in the Company's portion of reported total expended costs. Project costs include (i) ore mined recorded as stockpiles which totaled $1.8 million in the fourth quarter 2021, and (ii) certain offsets including realized derivative gains of $4.8 million in the fourth quarter and $16.2 million in 2021.

The Company's share of estimated remaining total costs to completion from January 1, 2022 onwards is $710 to $760 million and is estimated to be expended based on the following updated schedule: 2022 – approximately $590 to $620 million; and 2023 – approximately $120 to $140 million. These amounts are estimated at a USDCAD exchange rate of 1.30 and take into consideration working capital adjustments and the schedule and upcoming milestones set out below. Accordingly, actual reported results may vary.

Schedule and Upcoming Milestones

Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. The project remains on track for commercial production in the second half of 2023 with the following remaining key milestones:

- Process building enclosed: Q1 2022
- Start of owner mining: Q3 2022
- Tailings Management Facility Phase 1: Q4 2022
- Permanent power available: Q4 2022
- Commissioning completed: Q3 2023
- Commercial production: H2 2023

Although to the end of the fourth quarter 2021, no material delays due to the COVID-19 pandemic have been experienced at site, cases in Ontario and other provinces have risen rapidly into January 2022. The schedule and timing of expenditures going forward do not account for any potential delays or disruptions caused by the COVID-19 pandemic, including potential impacts on timing of activities, availability of workforce and productivity, supply chain and logistics.

Other Developments in the Fourth Quarter 2021

The Company reported in October 2021 an initial mineral resource estimate for the Gosselin deposit (on a 100% basis using a US$1,500 per ounce gold price) of 124.5 million tonnes of indicated resources averaging 0.84 grams of gold per tonne for 3.35 million ounces of gold and 72.9 million tonnes of inferred resources averaging 0.73 grams of gold per tonne for 1.71 million ounces of gold. This represents a 33% increase in total contained gold at Côté Gold in measured and indicated resource categories to 13.55 million ounces and a 45% increase in total contained gold in the inferred resources category to 5.5 million ounces. The Gosselin deposit has only been drilled to approximately half of the depth of the Côté Gold deposit and remains open at depth and along strike. This demonstrates the long-term district scale potential and the exploration upside of the Project. Please refer to the Company's news release dated October 18, 2021 for further details.

Côté Construction Photos



Côté Gold – Processing Plant Wall Panel Cladding (January 2022)



Côté Gold – TMF Starter Dam Foundation Excavation (January 2022)

ROSEBEL UPDATE

The Company is reporting an updated Mineral Reserves estimate for Rosebel (on 100% basis) of 3.8 million ounces of gold and an updated Measured and Indicated Mineral Resources estimate (on a 100% basis and including Mineral Reserves) of 6.3 million ounces of gold as of December 31, 2021. Production is expected to ramp up to an estimated 300,000 ounces per year on a 100% basis starting in 2025 until the current expected end of mine life in 2033 based on the updated Mineral Reserves estimate.

Over the last two years, Rosebel has encountered certain challenges that have resulted in delays in stripping, strategic pit pushbacks, maintenance and the completion of required infrastructure at Saramacca. The Rosebel 2022 LOMP requires material capital investment in 2022 and 2023 to implement projects and initiatives aimed at redressing some of these challenges. As a result of the Company's current capital allocation prioritization, the Company is commencing a strategic review process to evaluate options for Rosebel.

The Rosebel 2022 LOMP is supported by the updated Mineral Reserves and Resources estimates as at December 31, 2021 contained in this news release. The Rosebel technical results will be incorporated in a new technical report titled "Technical Report on the Rosebel Gold Mine, Suriname" (the "Rosebel Technical Report") prepared by Rosebel Gold Mines N.V. ("RGM"), a subsidiary of the Company, in collaboration with WSP Global Inc. ("WSP") and SRK Consulting (Canada) Inc. ("SRK") in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Rosebel Technical Report will be filed on SEDAR within 45 days of this news release and readers are encouraged to read the Rosebel Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this news release.

Rosebel 2022 LOMP

The Rosebel 2022 LOMP is based on revised geological models incorporating further drilling results for the Rosebel and Saramacca deposits, accounts for cost increases and is conservatively constrained given the other capital requirements of the Company at the present time. Two of the key priorities for Rosebel relate to stripping and mill capacity to treat hard rock. Considerable stripping is required to access deep, higher grade ore in existing pits resulting in the necessity for a material capital outlay in the next five years. The capacity for the mill to deal with the Rosebel ore hardness could be alleviated by the replacement and expansion of two crushers at an estimated cost of approximately $30 million.

Various additional value-accretive scenarios were reviewed in connection with completing the Rosebel 2022 LOMP, including the acceleration of the investment in the comminution circuit, expansion of the mining fleet to accelerate stripping and access to higher grade ore, the advancement of throughput expansion opportunities within the processing facility, and the achievement of certain productivity and costs optimization opportunities. These scenarios assumed additional available capital and demonstrated material potential opportunities to improve the economics of the operations. Further, Rosebel is located in a geologically endowed region for gold with potential for further discovery through increased investment in exploration.

The mining rate in the Rosebel 2022 LOMP is estimated at a rate of 59 million tonnes per year in 2022 and steadily increases to a rate of 64 million tonnes per year from the Rosebel and Saramacca pits until 2026 through a period of increased stripping. From 2027 the mining rate will further increase to 73 million tonnes per year with additional loading and hauling units and will start to decline from 2031 as pits are mined out.

Appendix "A" to this news release outlines the Rosebel 2022 LOMP schedule including mining, stripping ratio, milling, head grades and capital and operating costs. The table below provides a summary of the key operating parameters for the Rosebel 2022 LOMP on a 100% basis:

Rosebel 2022 LOMP - 100% basis*

Life of Mine	*yrs*	12
Rosebel Mining		
Ore mined	*Mt*	74
Waste mined	*Mt*	421
Strip ratio	*w:o*	5.7
Ore grade	*g/t*	0.98
Saramacca Mining		
Ore mined	*Mt*	22
Waste mined	*Mt*	165
Strip ratio	*w:o*	7.6
Ore grade	*g/t*	1.76
Processing		
Tonnes milled	*Mt*	106
Head Grade	*g/t*	0.97
Recovery	*%*	91
Gold production	***000 oz***	**3,327**
Gold sales	*000 oz*	3,274
Cash costs	*$/oz*	993
AISC	*$/oz*	1,350

∗ Based on mineral reserves and mineral resources as at December 31, 2021.

Capital Costs

Capital costs include capitalized waste stripping, resource development costs, other sustaining capital expenditures (including mine equipment additions and replacements, tailings facility expansion) and expansion capital (including the crusher upgrades and completion of the development of Saramacca). A total of $1.24 billion of capital expenditures is estimated for the remaining 12 years of mine life, which equates to $11.70 per tonne milled or $374 per ounce produced.

Operating Costs

Average mine operating cost (inclusive of waste stripping) over the mine life is estimated at $2.70 per tonne mined based on assumed diesel costs: 2022 at $0.71 per liter, 2023 at $0.67 per liter, 2024-2033 at $0.66 per liter. The average total milling cost (inclusive of power) is estimated to be $10.51 per tonne milled. Mill consumables have seen significant increases, as increased hard rock ratios are expected to translate to an increase in power and grinding media consumption, while the addition of saprolite and laterite from Saramacca to the mill has increased cyanide and lime consumption. The average general and administrative cost is estimated at $4.37 per tonne milled and assumes an average annual spend of $38 million.

Mineral Reserves

The updated Mineral Reserves estimate for Rosebel and Saramacca (on 100% basis using $1,300 per ounce gold price) is 109 million tonnes comprised of Proven and Probable reserves and existing stockpiles at an average grade of 1.1 g/t Au for 3.8 million ounces of contained gold as of December 31, 2021, a decrease of 20% in terms of contained ounces from the prior update (*refer to Company press release dated February 17, 2021*).

Rosebel and Saramacca Mineral Reserves Estimate At December 31, 2021	Tonnes (000)	Grade (g/t)	Contained Ounces 100% (000s)	Attributable Contained Ounces (000s)
Rosebel				
Proven & Probable	77,135	1.0	2,427	2,306
Stockpiles	9,667	0.5	168	160
Saramacca				
Proven & Probable	21,863	1.7	1,225	814
Stockpiles	499	0.5	8	6
Total Proven & Probable, *incl. stockpiles*	109,164	1.1	3,829	3,286

Notes:

- CIM (2014) definitions were followed for Mineral Reserves.
- Attributable ounces calculated as 95% for Rosebel and 66.5% for Saramacca. Mineral Reserves include material from Rosebel and Saramacca concession.
- Mineral Reserves were estimated assuming open pit mining methods using an average long-term gold price of $1,300/oz.
- Mineral Reserves are estimated at a cut-off grade of 0.23 to 0.67 g/t Au depending on material and pits.
- Mineral Reserves include a dilution between 3% and 21% at a grade of 0.1 g/t to 0.29 g/t Au.
- Mineral Reserves include a mining recovery between 94% and 99% depending of the zone.
- Average weighted CIL process recovery is estimated at 89.2%.
- Proven and Probable Reserves are included in the Measured and Indicated Resources.
- Numbers may not add due to rounding.
- Ore grades reported on 100% basis and attributed represents planned mill head grades and have not been reduced for the respective ownership agreement/royalties.

Mineral Resources

The updated Mineral Resources estimate for Rosebel and Saramacca (on 100% basis using $1,500 per ounce gold price and including Mineral Reserves) is comprised of Measured and Indicated resources totalling 174 million tonnes at an average grade of 1.1 g/t Au for 6.3 million ounces of contained gold as of December 31, 2021, a decrease of 34% from the prior update (*refer to Company press release dated February 17, 2021*).

Rosebel and Saramacca Mineral Resources (incl. Mineral Reserves) At December 31, 2021	Tonnes (000)	Grade (g/t)	Contained Ounces 100% (000s)	Attributable Contained Ounces (000s)
Rosebel				
Measured	10,736	0.6	223	212
Indicated	139,813	1.0	4,567	4339
Inferred	16,051	0.9	455	432
Saramacca				
Measured	499	0.5	8	6
Indicated	22,667	2.1	1,507	1,002
Inferred	5,966	1.2	233	155
Total Measured & Indicated	173,715	1.1	6,305	5,558
Total Inferred	22,017	1.0	687	587

Notes:

- CIM (2014) definitions were followed for Mineral Resources.
- Attributable ounces calculated as 95% for Rosebel (excluding Saramacca) and 66.5% for Saramacca.
- Mineral Resources are estimated at a cut-off grade which varies between 0.18 and 0.54 g/t Au depending on material type and pit. Mineral Resources are estimated using an average long-term gold price of US$1,500/oz.
- Mineral Resources are constrained by Whittle optimized pit shells using economic parameters consistent with those used for Mineral Resources estimates in the Rosebel Technical Report.
- A minimum mining width of 5m was used for 2021.
- Bulk density is estimated by Ordinary Kriging (OK) by weathering type except for PC - RB - MA which is a mean value based on SG dataset.
- Mineral Resources are inclusive of Mineral Reserves.
- Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.
- Numbers may not add due to rounding.

Mineral Reserves and Resources – 2021 vs 2020

MINERAL RESERVES COMPARISON								
	2020			**2021**			**Δ**	
			Contained Ounces			**Contained Ounces**	**Contained Ounces**	
	Tonnes	**Grade**	**100%**	**Tonnes**	**Grade**	**100%**	**100%**	
	(000)	**(g/t)**	**(000s)**	**(000)**	**(g/t)**	**(000s)**	**(000s)**	**%**
Proven	11,479	0.7	264	1,161	1.4	51	-213	-80%
Probable	111,657	1.2	4,282	97,837	1.1	3601	-681	-15%
Stockpiles	14,502	0.5	251	10,166	0.5	177	-74	-29%
Total Proven & Probable + Stockpiles	**137,638**	**1.1**	**4,797**	**109,164**	**1.1**	**3,829**	**-968**	**-20%**

The majority of the decrease in the Mineral Reserves estimate was primarily in the Rosebel pits incorporating an updated geologic model, new cost model, pit optimization assumptions and 2021 production depletion offset by an increase in the long-term gold price assumption from $1,200 to $1,300/oz.

MINERAL RESOURCES COMPARISON								
	2020			**2021**			**Δ**	
			Contained Ounces			**Contained Ounces**	**Contained Ounces**	
	Tonnes	**Grade**	**100%**	**Tonnes**	**Grade**	**100%**	**100%**	
	(000)	**(g/t)**	**(000s)**	**(000)**	**(g/t)**	**(000s)**	**(000s)**	**%**
Stockpiles	14,502	0.5	251	10,166	0.5	177	-74	-29%
Measured	17,103	0.7	385	1,069	1.6	55	-330	-86%
Indicated	267,897	1.0	8,941	162,481	1.2	6,074	-2,867	-32%
Total Measured and Indicated	**299,503**	**1.0**	**9,578**	**173,716**	**1.1**	**6,305**	**-3,273**	**-34%**
Total Inferred	73,968	0.9	2,025	22,017	1.0	687	-1,338	-66%

The Measured and Indicated Resources estimate for the Rosebel deposits and Saramacca decreased by 3.1 million ounces and 160,000 ounces, respectively, from the end of 2020 to the end of 2021. The decrease in mineral resources at Rosebel is attributed to: 2021 production depletion; a revised optimization methodology incorporating fixed cost distribution (versus dynamic cost accounting used previously); changes to the cost model which translated in an increase in mining, processing and general and administrative costs; and an updated resource block model incorporating the results of infill and conversion drilling programs completed in 2021 and applying a different block model interpolation methodology (Ordinary Kriging versus Uniform Conditioning).

The net result was the reduction in both size and depth of resource and reserve pit shells, notably Royal Hill and Pay Caro, with some ore zones excluded in the pit shells (at $1,500/oz) that could re-enter the mine plan in the future under different financial conditions and commodity price assumptions.

Impairment

In accordance with IFRS, the Company has been reviewing the carrying amount of the Rosebel cash generating unit and, based on preliminary analysis, is estimating a potential non-cash asset impairment charge to be recorded in its year-end financial results.

QUALIFIED PERSONS

Rosebel Technical Report Quality Control

The Rosebel Technical Report is being prepared by representatives of IAMGOLD, WSP and SRK, each of whom is a "qualified person", as defined in NI 43-101 (a "QP"). WSP and SRK QPs are independent of IAMGOLD and have reviewed and approved the information contained in this news release that is derived from their respective sections of disclosure to be contained in the Rosebel Technical Report. The affiliation and areas of responsibility for each QP involved in preparing the Rosebel Technical Report are provided below.

WSP QPs

- Bruno Perron, during evaluation: Senior Engineer at WSP Canada 2010 Powell St Jonquière, Québec, Canada, G7S-2Z3. Currently: Chief Geologist – Mine Technical Services at Rosebel Gold Mines, in the Brokopondo District, Suriname (President da Costalaan 2, P.O. Box 2973, Paramaribo, Suriname)[5].
- Ian Crundwell, Senior Geologist at: WSP Canada Inc. 2300 Yonge Street Toronto, Ontario, M4P 1E4

SRK QPs

- Oy Leuangthong, PhD, P.Eng., Principal Consultant (Geostatistics) with the firm of SRK Consulting (Canada) Inc. at: Suite 1500 – 155 University Avenue, Toronto, Ontario, Canada.
- Aleksandr Mitrofanov, P.Geo., formerly Senior Consultant (Geostatistics) with the firm of SRK Consulting (Canada) Inc. at: Suite 1500 – 155 University Avenue, Toronto, Ontario, Canada.

IAMGOLD QPs

- Alain Mouton, P.Geo., Manager – Mine Technical Services at Rosebel Gold Mines, in the Brokopondo District, Suriname (President da Costalaan 2, P.O. Box 2973, Paramaribo, Suriname).
- Caroline Laplante, P.Geo. M.Sc., Country Exploration Manager Suriname (President da Costalaan 2, P.O.Box 2973, Paramaribo, Suriname).
- Gilles Ferlatte, P.Eng., Vice President, International Operations at IAMGOLD Corporation offices, 1111, St. Charles Street West, Longueuil, QC, Canada, J4K 5G4.
- Martin Perron, P.Eng., Director, Geology with the firm of Innovexplo Inc. at: 725, boul. Lebourgneuf, #317, Quebec City, QC, Canada, G2J 0C4. Formerly Manager Resources Technical Services, IAMGOLD Corporation offices, 1111 St. Charles Street West, Longueuil, QC, Canada, J4K 5G4 (Nov 2020-Oct 2021).
- Michel Dromacque, CENG MIMMMM., Chief Engineer Long Term Planning at Rosebel Gold Mines, in the Brokopondo District, Suriname (President da Costalaan 2, P.O.Box 2973, Paramaribo, Suriname).
- Stéphane Rivard, P.Eng., Senior Director Technical Services at IAMGOLD Corporation offices, 1111 St. Charles Street West, Longueuil, QC, Canada, J4K 5G4.

Quality Control Notes

The QPs who have reviewed and approved the information in this news release are (i) L-B Denoncourt, P. Eng. Project Manager, Côté Gold for IAMGOLD in respect of the Côté Project activities, (ii) Craig MacDougall, P.Geo., Executive Vice President, Growth for IAMGOLD in respect of the Gosselin Mineral Resource summary and related exploration results, (iii) Gilles Ferlatte P.Eng. Vice President, International Operations in respect of the Rosebel Update, (iv) Alain Mouton, P.Geo. Manager, Mine Technical Services at Rosebel Gold Mines in respect of the Rosebel Update.

[1] Certain non-GAAP financial measures, including **cash costs**, **all-in sustaining cost ("AISC")**, and **sustaining and expansion capital** are included in this press release. Refer to "Non-GAAP Financial Measures" below.

[2] Excluding potential impact of non-cash net realizable value adjustments to stockpiles

[3] **Cash costs** and **cost of sales** in 2022 expected to be between $1,100 and $1,150 per ounce.

[4] Unaudited.

[5] Bruno Perron was employed by WSP Canada during evaluation, but is now employed at Rosebel Gold Mines and therefore cannot be considered an independent QP.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements, within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "on track", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "target", "strategy", or "project" or the negative or other variations of these words or comparable terminology. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production at its operating mine sites, including estimated timing and amounts thereof; total cash costs; all-in sustaining costs; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the intention of the Company to file the Rosebel Technical Report; the intention of the Company to commence strategic review processes in respect of

Rosebel, Westwood and certain other of its directly- or indirectly-owned assets; estimated costs of production; estimated impairment charges; expected capital expenditures; operations outlook; the progress of development at Côté Gold, including progress of project expenditures and contracting processes; the timing for commencement of commercial production at Côté Gold; the Company's plans and expectations with respect to liquidity management; the future price of gold and other commodities; permitting timelines; exchange rates and currency fluctuations; requirements for additional capital; and the Company's decisions with respect to capital allocation.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Such risks, uncertainties, contingencies and other factors include, but are not limited to: the Company's business strategies and its ability to execute thereon; the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold or other commodities (such as diesel and electricity); the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; legal, litigation, legislative, political or economic developments in the jurisdictions in which the Company carries on business; the volatility of the Company's securities; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; title disputes; input in the management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with the Company's operations; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition and consolidation in the mining sector; changes in tax laws, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operations at the Company's operations; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of necessary capital and impacts on the Company's liquidity levels; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities and other debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform as expected; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; geotechnical difficulties and major equipment failure; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme and unpredictable weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NON-GAAP FINANCIAL MEASURES

This news release contains non-GAAP financial measures, including cash costs per ounce sold ("COC"), AISC per ounce sold, sustaining and expansion capital expenditures, average realized gold price and available liquidity. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at COC and AISC per ounce sold. The Company believes that the use of COC and AISC per ounce sold metrics will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow.

The Company presents its sustaining capital expenditures in its all-in sustaining costs to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

Appendix A: Rosebel 2022 LOMP Schedule (click here for download of table)

		1	2	3	4	5	6	7	8	9	10	11	12
Mining													
RGM Total													
Ore mined	*tonnes*	5,134,645	6,970,124	4,007,922	6,299,116	6,968,123	7,720,886	5,178,026	4,949,999	7,972,774	10,269,202	6,862,188	1,676,824
Au grade	*g/t*	0.89	0.95	0.82	0.98	1.04	0.97	1.1	1	0.9	0.95	1.15	1.21
Waste mined	*tonnes*	37,846,691	34,644,332	43,882,074	34,077,867	31,397,005	39,507,114	42,848,126	49,649,546	51,659,593	38,114,347	15,500,780	2,255,956
Total mined	*tonnes*	42,981,337	41,614,457	47,889,996	40,376,983	38,365,129	47,228,000	48,026,153	54,599,545	59,632,367	48,383,549	22,362,968	3,932,781
Strip	*w:o*	7.4	5	10.9	5.4	4.5	5.1	8.3	10	6.5	3.7	2.3	1.3
Saramacca													
Ore mined	*tonnes*	2,225,565	1,722,999	1,857,518	2,999,386	2,437,152	2,049,072	2,891,851	2,449,538	2,118,016	723,436	173,321	-
Au grade	*g/t*	1.31	1.45	1.95	1.68	1.7	1.65	1.78	1.76	1.99	3.08	3.52	-
Waste mined	*tonnes*	13,864,503	18,351,756	14,317,210	21,000,637	21,562,853	24,477,529	22,109,472	17,166,176	9,327,224	2,930,938	306,413	-
Total mined	*tonnes*	16,090,069	20,074,755	16,174,728	24,000,023	24,000,004	26,526,600	25,001,323	19,615,714	11,445,240	3,654,374	479,734	-
Strip	*w:o*	6.2	10.7	7.7	7	8.8	11.9	7.6	7	4.4	4.1	1.8	-
Total													
Ore mined	*tonnes*	7,360,211	8,693,123	5,865,440	9,298,501	9,405,275	9,769,957	8,069,877	7,399,537	10,090,790	10,992,638	7,035,509	1,676,824
Au grade	*g/t*	1.02	1.05	1.18	1.21	1.21	1.11	1.34	1.25	1.13	1.09	1.2	1.21
Waste mined	*tonnes*	51,711,195	52,996,089	58,199,284	55,078,504	52,959,858	63,984,643	64,957,598	66,815,722	60,986,817	41,045,285	15,807,193	2,255,956
Total mined	*tonnes*	59,071,405	61,689,212	64,064,724	64,377,005	62,365,133	73,754,600	73,027,475	74,215,259	71,077,607	52,037,923	22,842,702	3,932,781
Strip	*w:o*	7	6.1	9.9	5.9	5.6	6.5	8	9	6	3.7	2.2	1.3
Processing													
Ore milled	*tonnes*	7,876,524	7,795,067	10,211,497	8,855,268	9,142,534	9,929,394	8,941,422	9,563,013	9,568,620	8,403,014	7,995,563	7,641,929
Head grade	*g/t*	0.97	1.09	0.92	1.24	1.21	1.11	1.25	1.12	1.17	1.25	1.13	0.64
Recovery	*%*	91%	92%	89%	88%	88%	88%	85%	85%	87%	90%	91%	88%
Gold production	*Oz*	222,900	252,138	269,527	312,365	312,365	312,005	303,049	294,264	312,365	304,626	263,568	167,727
Costs													
Mining (incl. CWS)	*$/t*	$2.82	$2.78	$2.70	$2.67	$2.79	$2.41	$2.44	$2.40	$2.52	$2.88	$3.49	$10.12
Milling	*$/t*	$12.26	$11.81	$9.44	$10.70	$10.37	$9.54	$10.44	$9.90	$9.76	$10.70	$11.11	$10.96
G&A	*$/t*	$5.58	$4.99	$3.79	$4.37	$4.25	$3.91	$4.34	$4.06	$4.05	$4.62	$4.86	$4.05
Total/t (processed)	*$/t*	$33.40	$32.44	$24.76	$30.72	$32.64	$28.72	$28.89	$27.45	$30.65	$34.62	$28.41	$21.54
Total	*$M*	$263.10	$252.80	$252.80	$272.10	$298.40	$285.10	$258.30	$262.50	$293.30	$290.90	$227.10	$174.20
Cash costs	*$/oz*	$1,270	$987	$1,079	$914	$972	$929	$887	$1,018	$927	$910	$908	$1,332
AISC	*$/oz*	$1,862	$1,406	$1,570	$1,317	$1,297	$1,299	$1,401	$1,547	$1,275	$1,069	$965	$1,378
Capital Expenditures													
Sustaining (excl. strip)	*$'000*	$71,311	$59,293	$59,822	$58,318	$65,091	$64,617	$64,689	$53,272	$44,705	$25,002	$8,067	$4,771
Sustaining (CWS)	*$'000*	$46,918	$42,659	$54,220	$48,208	$20,722	$35,654	$63,989	$73,923	$43,187	$11,898	$1,015	-
Development	*$'000*	$53,800	$63,525	$37,937	$16,907	$18,615	$17,861	$14,085	-	-	-	-	-

Note: Totals may not add up due to rounding